UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

  Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. hereby informs the market and its shareholders that, at an auction held at B3 S.A. – Brasil, Bolsa, Balcão (B3) on May 24, 2018, it sold all of the shares resulting from fractions of shares arising from the 10% bonus operation (1 new share, of the same type, for each 10 shares held), as approved at the Special Shareholders’ Meeting held on March 12, 2018.

At the opportunity, a total of 16,118 common shares and 124,804 preferred shares were sold, all of which non-par, registered, book-entry shares.

The amounts to be paid to the holders of the fractions will be R$28.189966497 per common share and R$31.139995833 per preferred share, totaling R$4,340,761.92.

The respective amounts will be available to the entitled shareholders, as of June 5, 2018, as follows:

a)        to shareholders whose shares are deposited at the Company and who keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution appointed by them; and

b)       to shareholders whose shares are deposited at B3, by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have their data updated must go to a Bradesco Branch of their preference, with their Individual Taxpayer’s ID, Identification Document and proof of residence to update their information and receive the respective amounts to which they are entitled.

Cidade de Deus, Osasco, SP, May 30, 2018

Banco Bradesco S.A.

Denise Pauli Pavarina

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.